Filed by C-MAC Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Solectron Corporation
Commission File No. 001-11098

August 8, 2001

To all employees,

Today marks an exciting, new beginning for C-MAC.

By joining forces with Solectron we have accomplished what we set out to do twelve years ago and are set to be the world leader in our industry.

We will soon be the largest and most complete TDMS (Technology, Design Manufacturing Services) in the world, offering design, technology, components, systems integration, total order fulfilment and the ability to integrate the whole in a competitive yet profitable manner.

Thanks to you, the C-MAC team, we have achieved our goals and are ready to embark on a new adventure.

My enthusiasm for our new partnership stems from the fact that we share the same values and a common culture with our new colleagues. Both of us are committed to excellence, to working in partnership with our customers and suppliers and to enhancing the skills and enthusiasm of our respective teams. As the Solectron vision statement asserts, we want to "be the best and continuously improve."

From a business perspective, joining forces represents an effective response to an evolving marketplace. The ongoing economic slowdown means more and more original equipment manufacturers (OEM's) are looking to outsource manufacturing. As underscored by Sanima's recent acquisition of SCI Systems, the services of a successful contract manufacturer now must extend well beyond traditional EMS skills.

Our plan is to continue to effectively serve our established markets and to further penetrate emerging markets like the Far East and sectors such as Automotive, Industrial, Military and Aerospace, Instrumentation and Design.

In implementing this growth strategy, one of our key advantages is that our two companies complement each other. Solectron, the world's leading provider of electronics manufacturing and supply-chain management services, is currently satisfying the needs of large, global enterprises, while C-MAC's strength is in large system integration and at the technology/component level in existing and new markets.

A merger - even a friendly one - by definition leads to change. Yet, for us it will to a large extent be "business as usual." Strategically, for example, I expect that the new company will embrace our tried and proven Pyramid of Selective Vertical Integration.

Furthermore, organizational and management changes are being kept to a minimum.

Our business units remain essentially intact. The Network Systems will incorporate Electronic Components & Design. Our Supply Chain Management team will be charged with implementing a selective vertical integration strategy on a broader scale. MicroSystems Division remains an autonomous business unit with a mandate to maximize synergies with Solectron's Technology business unit in leveraging new integrated system and EMS business.

Key players of our management team will have senior positions in the new organization. I will assume the role of Chairman of a to-be- formed committee of the Board of Directors of Solectron focused on selective vertical integration, corporate strategy and will oversee the integration of the two organizations. John Naismith, Rick Rollinson and Brian Antell will continue in their current functions and will be members of Solectron Management team. Tony Byk will report into Network Systems. The Engineering Division under Peter Kielstra will remain intact and report into the existing Solectron Engineering Division, which is a profit centre.

We will be reviewing this initial structure over the coming months and fine-tuning it to meet the needs of an evolving business environment. As is our practice, this will be an inclusive process during which we will be seeking a wide range of input from staff. In this manner, we will continue to work together, be proud of our company and ourselves and meet the challenges ahead.

Today's announcement means that "the best in the business in their respective market space" have come together to form a dynamic world leader. Together, we will continue to provide solutions by design to clients around the globe.

I look forward to working with you and all my colleagues at Solectron to ensure our continued success.

/s/ Dennis Wood
Dennis Wood
Chairman of the Board
President and Chief Executive Officer
C-MAC Industries Inc.